Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-291586

Prospectus Supplement No. 10
(To prospectus dated July 16, 2026)

20,621,250 Shares of Common Stock

This Prospectus Supplement No. 10 (this “Prospectus Supplement”) supplements the prospectus dated July 16, 2026 (the “Prospectus”) relating to the resale of up to 20,621,250 shares of common stock, par value $0.0001 per share, of Stewards, Inc. (formerly known as Favo Capital, Inc.) (the “Company,” “we,” “us,” or “our”) by the selling stockholders named in the Prospectus. These shares were issued to the selling stockholders pursuant to a Securities Purchase Agreement in connection with a private placement that closed on December 12, 2024 and July 30, 2025. The shares include 9,750,000 shares of common stock issued in the private placement, an additional 487,500 shares issued as a registration delay payment, and 10,383,750 shares issuable upon the exercise of warrants and pre-funded warrants issued in the same private placement. The shares covered by the Prospectus do not include the shares issued in the Envy Pompano Beach acquisition or any shares issued or issuable in connection with the convertible note offering described in the Form 8-K incorporated below.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K filed on November 3, 2026 (date of earliest event reported: October 28, 2026). The text of the Form 8-K is set forth below.

Plan of Distribution; Offering Price

As previously disclosed in Prospectus Supplement Nos. 5 through 9, the Company’s common stock commenced trading on the Nasdaq Capital Market under the symbol “SWRD” at the market open on September 10, 2026, and quotation on the OTCID Market ceased at the close of trading on September 9, 2026. Accordingly, the $3.00 fixed-price limitation described in the Prospectus no longer applies.

The selling stockholders may sell the shares covered by the Prospectus from time to time on the Nasdaq Capital Market or otherwise at prevailing market prices at the time of sale, at prices related to prevailing market prices, or at negotiated prices, in the manner described under “Plan of Distribution” in the Prospectus. Any sales under the Prospectus that occurred while the common stock was quoted on the OTCID Market remained subject to the $3.00 fixed price.

We will not receive any proceeds from sales of shares by the selling stockholders. We may receive proceeds from the exercise of the warrants and pre-funded warrants if exercised for cash.

Our common stock trades on the Nasdaq Capital Market under the symbol “SWRD.” An active, liquid trading market may not develop or be sustained.

This Prospectus Supplement should be read in conjunction with the Prospectus and Prospectus Supplement Nos. 1 through 9, which are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus and prior supplements, except to the extent the information herein updates or supersedes that information.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this Prospectus Supplement is November 4, 2026

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 28, 2026

Stewards, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-43473	88-0436017
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4300 N. University Drive Suite D-105 Lauderhill, Florida	33351
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 1.516.419-5300

Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SWRD	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      [ ]

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Item 1.01. Entry into a Material Definitive Agreement.

Convertible Promissory Note Offering; Securities Purchase Agreement

On October 28, 2026, Stewards, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Crom Structured Opportunities Fund I, LP, an accredited investor (the “Investor”). Pursuant to the terms and conditions of the Securities Purchase Agreement, the Investor agreed to purchase from the Company in a private placement offering (the “Offering”), in one or more tranches, unsecured convertible promissory notes in an aggregate principal amount of up to $22,000,000, for an aggregate purchase price of up to $20,000,000. On October 28, 2026, the Company issued and sold to the Investor the initial unsecured convertible promissory note with a 10% original issue discount (“OID”), in the principal amount of $6,050,000 and with a purchase price of $5,500,000 (the “Note”).

The Company will pay a one-time interest charge on the principal amount of the Note at a rate of 10%, which is guaranteed and earned in full as of the date of issuance. The maturity date of the Note is twelve (12) months from the date of issuance (the “Maturity Date”), on which date the principal amount (which includes the OID) and any accrued and unpaid interest and other fees are due and payable.

Any outstanding principal or interest on the Note that is not paid when due will bear interest at the rate of the lesser of: (i) 18% per annum and (ii) the maximum amount permitted by law from the due date thereof until the same is paid. Upon the occurrence of a bankruptcy or receivership event of default, the Note will automatically become immediately due and payable, and upon the occurrence of any other event of default, the Investor may declare the Note immediately due and payable. In addition, upon an event of default, the Company will be required to pay an amount equal to the principal amount then outstanding plus accrued interest through the date of full repayment multiplied by 127.5%, plus applicable costs and fees. The Company may prepay the outstanding principal amount and interest due under the Note in full at any time, without premium or penalty, upon ten (10) trading days’ prior written notice.

Beginning on January 31, 2027, the Investor has the right (subject to a 4.99% beneficial ownership limitation) to convert all or any portion of the then outstanding and unpaid principal amount and interest under the Note into shares (the “Conversion Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). The Investor may not convert any portion of the Note prior to January 31, 2027, including following an event of default. The per share conversion price (the “Conversion Price”) at which principal and interest under the Note will be convertible into shares of Common Stock is equal to 90% of the lowest daily dollar volume weighted average price of the Common Stock on any trading day during the five (5) trading days prior to the respective conversion date, subject to adjustment as provided in the Note. “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (as defined in the Note) during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Quotestream or other similar quotation service provider designated by the Investor.

Pursuant to the Note, the Company will, at all times, reserve from its authorized and unissued shares of Common Stock a sufficient number of shares to provide for the issuance of the Conversion Shares equal to the greater of: (i) 7,000,000 shares of Common Stock, and (ii) an amount equal to: (a) the number of Conversion Shares issuable upon the full conversion of the Note (assuming no payment of the principal amount or interest) at a conversion price equal to the Conversion Price multiplied by (b) 2.5.

The Note is a general unsecured obligation of the Company, ranking at least pari passu with all other existing and future unsecured and unsubordinated indebtedness of the Company.

The Conversion Price is subject to full-ratchet anti-dilution adjustment in the event the Company issues or sells, or is deemed to have issued or sold, Common Stock or securities convertible into or exercisable for Common Stock at an effective price per share lower than the then-applicable Conversion Price, subject to certain exceptions. While any note issued in the Offering remains outstanding, the Company is required to apply 50% of the gross proceeds of any equity or equity-linked financing (including the Company’s planned registered public offering) to the repayment of the notes, and the Investor may require the Company to apply up to 25% of the proceeds of certain asset sales and incurrences of indebtedness to such repayment, in each case subject to certain exceptions. The Securities Purchase Agreement also grants the Investor a right to participate in certain subsequent financings of the Company, a right to apply amounts outstanding under the notes toward the purchase of securities in certain future financings, and most favored nation rights with respect to certain subsequent convertible note financings, and restricts the Company from entering into variable rate transactions without the Investor’s consent. The Note contains customary restrictive covenants, including limitations on the incurrence of indebtedness, payment of dividends, repurchases of capital stock, sales of assets and transactions with affiliates. The Investor may deduct a fee of $1,750 from the amount converted in each conversion when no registration statement covering the resale of the Conversion Shares is effective, and the Investor’s sales of Common Stock are subject to certain daily volume limitations for a period commencing January 31, 2027.

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As additional consideration for the purchase of the Note, the Company issued to the Investor 220,199 shares of Common Stock (the “Commitment Shares”), equal to $550,000 (10% of the purchase price of the Note) divided by the lowest daily VWAP of the Common Stock during the five (5) trading days immediately preceding October 27, 2026. The Investor may not sell or otherwise dispose of the Commitment Shares prior to January 31, 2027. Additional tranches may be issued only upon the mutual written agreement of the Company and the Investor and are subject to the effectiveness of a resale registration statement and the Stockholder Approval (as defined below). The Company intends to use the net proceeds of approximately $4,937,000 to fund its proposed acquisition of PIXL, LLC (“PIXL”) and for general corporate purposes. The Company is negotiating a membership interest purchase agreement with PIXL management, but no definitive agreement has been signed, and the acquisition may not be completed on the expected terms or at all.

E.F. Hutton & Co. acted as placement agent (the “Placement Agent”) for the Offering. In connection with its services as Placement Agent in the Offering, the Company paid the Placement Agent a cash fee of $440,000, reimbursed the Placement Agent for $53,000 of its expenses, and issued to the Placement Agent warrants (the “Placement Agent Warrants”) to purchase up to 121,109 shares of Common Stock (the “Placement Agent Warrant Shares”). The Placement Agent Warrants have an exercise price of $2.498 per share, are exercisable immediately and expire on October 28, 2031. The Placement Agent is entitled to receive cash compensation and Placement Agent Warrants on the same basis in connection with any additional tranches of notes sold in the Offering.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of any offer to buy the Note, the Conversion Shares, the Commitment Shares, the Placement Agent Warrants, or the Placement Agent Warrant Shares, nor shall there be an offer, solicitation or sale of the Note, the Conversion Shares, the Commitment Shares, the Placement Agent Warrants, or the Placement Agent Warrant Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

The Securities Purchase Agreement and the Note also contain customary representations, warranties, covenants, indemnification provisions and closing conditions. The representations, warranties and covenants contained in the Securities Purchase Agreement and the Note were made only for purposes of the Securities Purchase Agreement and the Note and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

Registration Rights Agreement

On October 28, 2026, the Company and the Investor entered into a registration rights agreement (the “Registration Rights Agreement”), which grants the Investor certain customary registration rights in connection with the Offering with respect to the Commitment Shares and the Conversion Shares, and permits the inclusion of the Placement Agent Warrant Shares in the Registration Statement (as defined below), subject to reduction in priority to the Investor’s securities. In accordance with the terms and conditions of the Registration Rights Agreement, the Company shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 (the “Registration Statement”) registering the resale of the Commitment Shares and the Conversion Shares within 30 days after the closing date and use commercially reasonable efforts to have such Registration Statement declared effective within 90 days after the closing date.

The foregoing is a summary description of certain terms of the Note, the Placement Agent Warrants, the Securities Purchase Agreement and the Registration Rights Agreement and does not purport to be complete and is qualified in its entirety by reference to such applicable agreements or forms of agreements, copies of which are attached as Exhibits 4.1, 4.2, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Stockholder Approval

In compliance with Nasdaq Listing Rule 5635(d), the Company shall not issue any shares of Common Stock under the Note or as Commitment Shares if the issuance of such shares would exceed 45,309,740 shares, representing 19.99% of the shares of Common Stock outstanding immediately prior to the execution of the Securities Purchase Agreement (the “Exchange Cap”), unless the price per share equals or exceeds the “Minimum Price” under Nasdaq Listing Rule 5635(d), until the Stockholder Approval becomes effective. Pursuant to the Securities Purchase Agreement, the holders of a majority of the outstanding voting power of the Company (the “Majority Stockholders”) approved, by written consent dated October 28, 2026 in lieu of a special meeting, for purposes of Nasdaq Listing Rule 5635(d), the issuance by the Company of all of the shares of Common Stock issuable upon conversion of the Note and any other notes issued in the Offering, and the Commitment Shares, in excess of the Exchange Cap (the “Stockholder Approval”). The Company intends to obtain a supplemental written consent of the Majority Stockholders approving, for purposes of Nasdaq Listing Rule 5635(d), the issuance of the Placement Agent Warrant Shares in excess of the Exchange Cap. The Company has agreed to file a preliminary Information Statement on Schedule 14C within ten (10) days of the date on which the Note was issued, and thereafter a definitive Information Statement, in order to notify the stockholders of record as of a record date to be fixed by the Board of Directors, that the Majority Stockholders have taken such action. The Stockholder Approval will become effective no earlier than 20 calendar days after the mailing of the definitive Information Statement. In addition, if a Share Deficiency exists at any time while any note issued in the Offering remains outstanding, the Company shall, within five (5) business days thereafter, obtain the approval of the Company’s Board of Directors and written consent of stockholders holding a majority of the outstanding voting power of the Company approving an amendment to the Articles of Incorporation increasing the number of authorized shares of Common Stock by an amount sufficient to eliminate such Share Deficiency. “Share Deficiency” means, as of any date, that the number of authorized but unissued shares of Common Stock that are not reserved for issuance under any other outstanding securities or agreements of the Company is less than the sum of (A) any Commitment Shares not yet issued and (B) the aggregate Reserved Amount (as defined in the Note) required under each note issued in the Offering then outstanding.

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Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K regarding the Note is incorporated herein by reference.

The Note contains events of default customary for transactions of this type, including, among others: failure to pay principal or interest when due; failure to timely deliver Conversion Shares; breach of covenants or representations and warranties; bankruptcy, insolvency or receivership events; cross-defaults under other indebtedness; suspension of trading or delisting of the Common Stock; failure to maintain a daily market capitalization of at least $15,000,000 on any trading day; failure to file the Registration Statement within 30 days, or to cause it to be declared effective within 90 days, after the issue date of the Note; failure to timely file the Information Statement, obtain effectiveness of the Stockholder Approval or effect any required increase in the number of authorized shares of Common Stock within the periods required by the Securities Purchase Agreement; and any revocation, rescission or modification of the stockholders’ written consent. Upon an event of default, the Note may be accelerated and the Company will be required to pay the default amount described in Item 1.01 of this Current Report on Form 8-K.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The issuance of the Note, the Commitment Shares and the Placement Agent Warrants was, and the issuance of any Conversion Shares and Placement Agent Warrant Shares will be, made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for the offer and sale of securities not involving a public offering, and Rule 506(b) of Regulation D promulgated under the Securities Act.

Item 3.03. Material Modification to Rights of Security Holders.

The information set forth in Item 1.01 of this Current Report on Form 8-K regarding the Note is incorporated herein by reference. So long as the Company has any obligation under the Note, the Company may not, without the written consent of the Investor, (a) pay, declare or set apart for payment any dividend or other distribution (whether in cash, property or other securities) on shares of its capital stock, other than dividends on shares of Common Stock payable solely in additional shares of Common Stock, or (b) directly or indirectly or through any subsidiary make any other payment or distribution in respect of its capital stock, except for distributions pursuant to any stockholders’ rights plan approved by a majority of the Company’s disinterested directors.

Item 5.07. Submission of Matters to a Vote of Security Holders.

On October 28, 2026, holders of record of shares of the Company’s securities representing a majority (the “Majority Holders”) of the outstanding voting power of the Company entitled to vote on the matters described below, acting pursuant to Section 78.320 of the Nevada Revised Statutes (the “NRS”) and the Company’s Articles of Incorporation and Bylaws, approved the following by written consent in lieu of a meeting (the “Written Consent”): for purposes of Nasdaq Listing Rule 5635(d), the issuance of (i) the shares of Common Stock issuable upon conversion of the Note (as well as any additional unsecured convertible promissory notes issued to the Investor in one or more additional tranches) in excess of the Exchange Cap, and (ii) shares of Common Stock issued as commitment shares, including the Commitment Shares described above, equal in value to ten percent (10%) of the purchase price of each tranche of unsecured convertible promissory notes issued to the Investor, priced at the lowest daily volume weighted average price of the Common Stock during the five (5) trading days preceding the closing of such tranche. The consenting holders held 4,200,000 shares of Common Stock, 28,220,000 shares of Series A Preferred Stock and 10,000,000 shares of Series B Preferred Stock (which carry 50 votes per share). Together, those shares represent 532,420,000 votes, or approximately 66.74% of the 797,798,127 votes outstanding immediately prior to the execution of the Securities Purchase Agreement.

The Company intends to obtain a supplemental written consent from the Majority Stockholders to cover the issuance of any Placement Agent Warrant Shares issued in connection with the matters described in Item 1.01 of this Current Report on Form 8-K regarding the Note. The issuance of the Placement Agent Warrant Shares in excess of the Exchange Cap has not yet been approved by the Company's stockholders.

The Company will file a preliminary information statement on Schedule 14C with the Securities and Exchange Commission within ten (10) calendar days after October 28, 2026, and mail the definitive information statement to its stockholders. Under Rule 14c-2 under the Securities Exchange Act of 1934, as amended, the corporate actions approved by the Written Consent will not take effect until at least 20 calendar days after the definitive information statement is first mailed to stockholders. Other than the supplemental written consent described above, no other meeting or vote of stockholders is required to approve these matters.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Description
4.1	Unsecured Convertible Promissory Note, dated October 28, 2026
4.2	Form of Placement Agent Warrant, dated October 28, 2026
10.1*	Securities Purchase Agreement, dated October 28, 2026, by and between Stewards, Inc. and the purchaser named therein
10.2*	Registration Rights Agreement, dated October 28, 2026, by and between Stewards, Inc. and the purchaser named therein
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the SEC upon request.

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